SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2024
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
151 O’Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)
    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	x

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1    New achievement unlocked: Shopify merchants drive record-high $11.5 billion in sales over Black Friday-Cyber Monday

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	November 3, 2024	By:	/s/ Michael L. Johnson
Name: Michael L. Johnson Title: Corporate Secretary